Exhibit 4.5

English Translation

Amended and Restated Loan Agreement

This Amended and Restated Loan Agreement (hereinafter referred to as this “Agreement”) is entered into on this 15th day of December, 2015 in Chaoyang District of Beijing, the People’s Republic of China (“China” or the “PRC”) by and between:

Ku6 (Beijing) Technology Co., Ltd. (hereinafter referred to as “Ku6 Technology”), a limited liability company incorporated and existing under the laws of the People’s Republic of China (hereinafter referred to as the “PRC”) with its principal business address at Room B-02, First floor underground, No. 4 Huayuan Road, Haidian District, Beijing;

Mingfeng Chen (hereinafter referred to as the “Borrower”), a Chinese citizen with the ID Card No. ##################, whose residence locates at ##################.

(Ku6 Technology and the Borrower hereinafter individually referred to as a “Party” and collectively the “Parties”.)

Whereas,

1.              The Borrower has entered into an amended and restated loan agreement with Ku6 Technology dated on 1th day of August, 2012 (hereinafter referred to as the “2012 Loan Agreement”), according to which, the Borrower borrowed RMB400,000 from Ku6 Technology for the purpose of paying shares transfer price to purchase 2% equity interest of Ku6 (Beijing) Information Technology Co., Ltd. (hereinafter referred to as the “Company”) from the Company’s former shareholder;

2.              The former shareholder of Ku6 (Beijing) Information Technology Co., Ltd. (hereinafter referred to as the “Company”) transferred 48% equity interest of the Company to the Borrower on the 1th day of August, 2012. The registered capital of the Company is RMB20 million, and the Borrower shall pay the former shareholder RMB9,600,000 as the consideration for the share transfer thereof;

3.              Given the Borrower does not have enough funds to pay the amount of share transfer price, the Borrower seeks a loan from Ku6 Technology and Ku6 Technology agrees to lend such amount to the Borrower; and

4.              The Parties agree to aggregate the loan of RMB 400,000 under the 2012 Loan Agreement together with the loan RMB9, 600, 000 hereunder, i.e. the total loan owed by the Borrower to Ku6 Technology shall be RMB 10 million. Moreover, the Borrower agrees to sign an amended and restated exclusive call option agreement (hereinafter referred to as the “Call Option Agreement”) with Ku6 Technology, under which Ku6 Technology or a third party designated by Ku6 Technology has an exclusive option to acquire all or any part of the equity interest held by the Borrower in Ku6 Information Technology at any time.

Accordingly, through friendly consultation, based on the principle of equality and mutual benefit, the parties reached the following agreement in respect to the loan issue in accordance with China law:

1.     Type of the Loan: Cash

2.     Loan Amount: RMB 10 million (the “Loan”)

The Parties hereby confirm that Ku6 Technology has provided to the Borrower, and the Borrower has received from Ku6 Technology the Loan as of the execution date hereof.

3.     Loan Interest: Zero interest rate

4.     Loan Term

The loan term shall commence from the execution date hereof and shall continue and last until the date of repayment of the Loan by the Borrower as requested by Ku6 Technology (the “Loan Term”).

5.     Purpose of the Loan

The Borrower shall not use the Loan for any purpose other than paying share purchase price.

6.     Taxes

Any and all taxes in relation to the Loan shall be borne by Ku6 Technology.

7.     Repayment of the Loan

7.1            Ku6 Technology may, at any time during the Loan Term by delivery of a repayment notice (the “Repayment Notice”) to Borrower thirty (30) days in advance, demand at its absolute discretion that the Borrower shall repay the Loan in whole or in part.

7.2           Upon expiry of the thirty (30) day period as set forth in the Repayment Notice, the Borrower shall repay the Loan in cash, or make such repayments in other forms as decided by the Board of Directors (or Executive Director) of Ku6 Technology by means of a Board (or Executive Director) resolution duly adopted in accordance with its Articles of Association and the applicable laws and regulations.

7.3            Without the prior written consent of Ku6 Technology, the Borrower shall not repay the loan in whole or in part to Ku6 Technology during the Loan Term.

8.     Liability for Breach of Agreement

In the event that the Borrower fails to use the Loan according to the agreed purposes, Ku6 Technology is entitled to withdraw the Loan in whole or in part and claim against Borrower for any losses suffered therefrom by Ku6 Technology.

9.     Dispute Resolution

9.1            This Agreement shall be governed and interpreted by China Law, including but not limited to this Agreement’s execution, performance, validation, interpretation and matters not mentioned herein. Any dispute arising out of the performance of this Agreement shall be settled through friendly negotiation by the Parties; if the disputes cannot be resolved through negotiation upon thirty (30) days after one party raised the negotiation request, such dispute may be submitted for arbitration. Any such dispute shall be submitted to the Beijing Arbitration Commission according to it then effective rules in force for the time being.

9.2            The awards given by Beijing Arbitration Commission are final and binding upon the Parties. The arbitration costs (including but not limited to arbitration charges and attorney’s fees) shall be borne by the losing Party, unless otherwise specified in the given awards.

10.  Miscellaneous

10.1     This Agreement shall become effective upon execution by the Parties.

10.2    Neither Party shall amend or terminate this Agreement without the express written consent of the other Party. When any Party demands amending or terminating this Agreement in accordance with the laws and regulations, it shall inform the other Party of its demand in writing on a timely basis, and the Parties shall negotiate and agree on any such amendment or termination in writing.

10.3     The Borrower shall not transfer any of its rights and/or obligations hereunder to any third party without the express written consent of Ku6 Technology. Ku6 Technology shall have the right to transfer its rights and/or obligations hereunder to any of its designated third party by delivery of a written notice to the Borrower.

10.4     Anything not covered herein shall be made in a supplementary agreement upon the negotiation of the Parties. Such supplementary agreement shall have the same force and effect with this Agreement.

10.5     This Agreement is made in two (2) counterparts with each of Ku6 Technology and the Borrower holding one (1) counterpart.

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IN WITNESS WHEREOF, the Parties have caused their authorized representatives to enter into this Agreement as of the date and year first above written.

Ku6 Technology

Ku6 (Beijing) Technology Co., Ltd.
/s/ (Seal)

Borrower

Signed by:

/s/ Mingfeng Chen
Name:	Mingfeng Chen